Exhibit 8.1

Nyxoah SA Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Nyxoah GmbH	Germany
Nyxoah Inc.	Delaware
Nyxoah Ltd	Israel
Nyxoah Pty Ltd	Australia